

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2012

<u>Via E-mail</u>
Mr. Daniele Brazzi, President
Great Wall Builders LTD.
Via Kennedy 16/a Cap 40069
Bologna, Italy

   Re: Great Wall Builders LTD
      Form 8-K
      Filed July 2, 2012
      File No. 333-153182

Dear Mr. Brazzi:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Public Accountant

1. Amend your filing to indicate whether your Board of Directors approved your change of accountants. Refer to Item 304(a)(1)(iii) of Regulation S-K.

2. We note your disclosure in paragraph two which indicates that for the years ended June 30, 2010 and 2011, there were no disagreements with Anton and you were informed that Anton had a disagreement regarding the 8-K filed by the Company on April 11, 2012. Please revise your disclosure to include all information required by Item 304(a)(1)(iv) of Regulation S-K. Please ensure your disclosures cover the interim period up to the date the former auditor resigned.

3. Please revise your disclosure to disclose reportable events during the registrant's two most recent fiscal years and any subsequent interim period through the date of change in accountants. Refer to Item 304(a)(1)(v) of Regulation S-K.

4. We note your disclosure that you will file a copy of Anton & Chia's letter as an Exhibit. To the extent that you make changes to the Form 8-K to comply with our comments,

please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

5. We note that you did not disclose a successor accountant in your filing. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with your new accountant, please ensure you disclose any consultations up through the date of engagement.

Item 4.02 Non-Reliance on Previously Issued Financial Statements…

6. Please amend your report to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Ernest Greene at (202) 551-3733 or me at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief

Cc: James B. Parsons
        Parsons/Burnett/Bjordahl/Hume, LLPO